Mark Schonberger 212.813.8842 MSchonberger@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

September 8, 2014

VIA EDGAR

Robert F. Telewicz Jr., Senior Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Realty Trust
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 1-12002

Dear Mr. Telewicz:

On behalf of our client, Acadia Realty Trust (the “Company” or “Management”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated August 29, 2014. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

Form 10-K For The Fiscal Year Ended December 31, 2013

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies Principles of Consolidation, page F-12

1. We note the Company owns a 22.22% interest in an approximately one million square foot retail portfolio where certain changes in the financial and operating controls of the joint venture agreement caused you to now account for the investment on a consolidated basis. Please tell us and describe the pre-existing terms and the changes that were made to these joint venture agreements. In addition, please cite the specific authoritative guidance within Topic 810 of the Financial Accounting Standards Codification relied upon that resulted in the change to consolidation treatment.

Prior to the change in the above-referenced joint venture agreement, all “Major Decisions” of the joint venture required the consent of “Members holding a Super Majority of the Interest Percentages” of the joint venture. Super Majority is defined as the Members holding more than 66.67% of the joint venture. Although the Company is the Managing Member of the joint venture (owning 22.22%), 77.78% of the equity and voting interests in the joint venture are not owned by the Company and are held by parties unaffiliated with the Company but related to each other (the “Partners”). Major Decisions, include, but are not limited to: (i) making any capital expenditure in any one case that exceeds $25,000 or which in the aggregate exceed $100,000 during any fiscal year, (ii) entering into any service or supply contract having a term of more than one year, (iii) financing or refinancing the property, (iv) entering into any “Major Leases,” (v) approving the annual “Operating Budget” and any modification thereto and (vi) incurring any expenses in excess of specified thresholds of the “Operating Budget”. The Partners also had the right to submit a bona fide offer from a third-party lender to which the other Members were required to accept or obtain an offer of equal or better terms from an alternative lender.

The Major Decisions and rights as discussed above constitute substantive participating rights in accordance with ASC 810-20-25, and accordingly, under the pre-existing terms, the Partners were determined to have control of the entity and therefore the Company did not consolidate the joint venture.

In conjunction with loans made by the Company to members of the Partners, which are collateralized by their interests in the cash flows of the joint venture, the operating agreement was amended wherein the Partners waived most of the significant participating rights as prescribed above.

As a result of the change to the operating agreement, the Company obtained operating control of the entity and therefore consolidated the joint venture.

Note 4. Investments In and Advances to Unconsolidated Affiliates, pages F-24 to F-27

2. Given the significance of your equity in earnings of unconsolidated affiliates in comparison to income from continuing operations before income taxes, please clarify how you have considered the need for separate financial statements for significant equity method investments pursuant to Rule 3-09 of Regulation S-X.

During each of the three years ended December 31, 2013, our unconsolidated investments consisted of several investments with unaffiliated joint venture partners. In analyzing both the income and investment tests in Rule 1-02(w), none of these investments individually exceeded 20 percent as prescribed in Rule 3-09 of Regulation S-X. As such, none of these investments require separate annual financial statements.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2014 & JUNE 30, 2014

3. Please revise future periodic filings to include a statement of whether all adjustments are of a normal recurring nature. If not, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X. Financial Statements

The Company confirms it will revise future periodic filings to include a statement of whether all adjustments are of a normal recurring nature. To the extent these adjustments are not of a normal recurring nature, additional information will be furnished describing in appropriate detail the nature and amount of any adjustments other than those which are normal and recurring. To the extent they are of a normal recurring nature, the disclosure in Footnote 1, “Organization and Basis of Presentation” will be modified prospectively to read as follows:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Operating results for the three months ended xxxx xx, 2014 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2014. The information furnished in the accompanying consolidated financial statements reflects all adjustments that, in the opinion of management, are necessary for a fair presentation of the aforementioned consolidated financial statements for the interim periods presented. Such adjustments consisted of normal recurring items. These consolidated financial statements should be read in conjunction with the Company's 2013 Annual Report on Form 10-K, as filed with the SEC on February 26, 2014.

* * *

In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements. If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

of GOODWIN PROCTER LLP

cc:	Jonathan Grisham, Acadia Realty Trust
Richard Hartmann, Acadia Realty Trust
Robert Masters, Esq., Acadia Realty Trust
Jason Blacksberg, Esq., Acadia Realty Trust